Exhibit 99.1

MATERIAL FACT

LATAM AIRLINES GROUP S.A.

Registration in the Securities Registry No. 306

Santiago, September 17, 2020

Mr.

Joaquín Cortez Huerta

Chairman

Comisión para el Mercado Financiero

Av. Libertador Bernardo O´Higgins 1449

Santiago

Ref.:	Reports MATERIAL FACT

Dear Sir:

In accordance with the provisions set forth in Article 9 and the second paragraph of Article 10 of the Securities Market Law, and in General Rule No. 30, duly authorized, I hereby report the following MATERIAL FACT of LATAM Airlines Group S.A. (“LATAM” or the “Company”), registration in the Securities Registry No. 306:

●	As reported by Material Fact on September 10, 2020, on that date, the Honorable Judge James L. Garrity Jr. ruled not to approve the DIP Financing (the “DIP Financing”) proposal originally filed by LATAM (the “Original DIP Financing Proposal”) before the Court of the Southern District of New York (the “Court”) in the LATAM reorganization proceeding in the United States of America (the “Chapter 11 Proceeding”).

●	The foregoing because the Court considered that LATAM’s option to cause Tranche C creditors to subscribe shares of the Company with the proceeds of the payment of the credits contemplated in the Original DIP Financing Proposal could not be approved at this time without affecting the Court’s ability to review and rule on the reorganization plan to be submitted by LATAM in the future.

●	The Company analyzed the Court’s decision with its legal and financial advisors and prepared a revised DIP Financing proposal (the “Revised DIP Financing Proposal”), which was negotiated and agreed upon with various parties of the Chapter 11 Proceeding who have indicated an interest in such financing. In particular, such parties are (i) those entities that were listed as financiers for Tranches A and C of the DIP Financing (i.e., Oaktree Capital Management, L.P, or certain related entities; and a group of LATAM shareholders comprised of the Cueto Group, the Eblen Group and Qatar Airways); and (ii) some of the parties that filed alternative proposals and/or objections to the Original DIP Financing Proposal (i.e., the group of investors led by Knighthead Capital Management LLC (from now on Knighthead) and Jefferies Finance LLC (from now on Jefferies); and the Official Committee of Unsecured Creditors, also known as “UCC”).

●	After being reviewed by the LATAM Directors’ Committee at meetings held on September 12, 13, and 16, 2020, and being approved by the Board of Directors at a meeting held on September 16, 2020 - by the unanimous vote of the non-interested Directors -, the Revised DIP Financing Proposal was submitted to the Court for approval on the date hereof.

●	The terms of the Revised DIP Financing Proposal maintain, in essence, the structure of the Original DIP Financing Proposal. The main changes relate to the following:

o	The financing commitment of up to US$ 2,450 million through a delayed draw credit facility consists of two tranches in which the following creditors will participate:

▪	A Tranche A for a principal amount of up to US$ 1,300 million, of which (i) US$ 1,125 million will be provided by Oaktree Capital Management, L.P. or certain related entities thereof; and (ii) US$ 175 million will be provided by Knighthead, Jefferies and/or other entities that are part of a creditors’ syndicate organized by Jefferies.

▪	A Tranche C for a principal amount of up to US$ 1,150 million, of which (i) US$ 750 million will be provided by LATAM’s shareholder group composed by the Cueto Group, the Eblen Group and Qatar Airways, or certain related entities of the latter; (ii) US$ 250 million will be provided by Knighthead, Jefferies and/or other entities that are part of a creditors’ syndicate organized by Jefferies; and (iii) US$ 150 million to be provided by LATAM’s shareholders or creditors, or new investors in LATAM (in each case to the satisfaction of the Company). If no commitments are obtained for such US$ 150 million, the difference will be provided, on a pro rata basis, by the Tranche C creditors indicated in numbers (i) and (ii) above.

o	The Revised DIP Financing Proposal does not contemplate LATAM’s option to cause Tranche C lenders to subscribe Company shares with the proceeds of the credit payment. Therefore, unless the terms of the DIP Financing are subsequently modified pursuant to a reorganization plan that is approved in accordance with the rules governing the Chapter 11 Proceeding, the amounts owed under Tranche A and Tranche C shall be paid in cash. If such modification is made, however, the group formed by Knighthead, Jefferies and/or other entities that are part of a creditors’ syndicate organized by Jefferies may not be forced to receive payments other than in cash and the other lenders of the Tranche C will have the right to buy their credit at par value.

●	As with the Original DIP Financing Proposal, the Revised DIP Financing Proposal:

o	Contemplates a potential Tranche B for up to an additional amount of US$ 750 million, subject to the authorization of the Court and other conditions customary for this type of transactions.

o	Has a scheduled maturity date of 18 months as from the closing date, subject to a potential extension for an additional 60 days. The foregoing, unless terminated earlier in accordance with its terms, including without limitation, in the case of an event of default (the “Maturity Date”).

●	As to the economic terms and conditions, those of the Revised DIP Financing Proposal are substantially the same as those of the Original DIP Financing Proposal, and are summarized below:

o	Interest and fees for Tranche A:

▪	Interest: Both the rate and the interest payment dates will depend on the choice made by LATAM at the time of requesting a disbursement under this tranche, being able to choose between (i) paying interest in cash at the maturity of each quarterly interest period, or (ii) capitalizing such interest to pay it in cash on the Maturity Date. In either case, LATAM may also choose the applicable interest rate, choosing between the eurodollar rate or the alternate base rate (“ABR”).

●	Loans on which interest is payable in cash at the end of each interest period will accrue interest at LIBOR plus 9.75% in the case of eurodollar loans, and 8.75% plus the base rate in the case of ABR loans.

●	Loans whose interest is capitalized on a quarterly basis and is therefore payable on the Maturity Date, will accrue interest at LIBOR plus 11%, in the case of eurodollar loans, and at 10% plus the base rate in the case of ABR loans.

▪	Fees and other charges:

●	An Undrawn Commitment Fee equivalent to 0.50% per year, which will be calculated daily, and payable on the last business day of each quarter until the Maturity Date.

●	A cash “yield-enhancement payment” in an amount equal to 2.0% of the Tranche A financing commitment, payable on the closing date of the DIP Financing.

●	If the scheduled maturity date is extended, a fee equivalent to 0.50% of the credits and credit commitments of Tranche A (called “Extension Fee”) payable on the date on which the extension is made.

●	Additionally, a Back-end Fee equivalent to 0.75% of the financing commitment under Tranche A is contemplated, payable on the Maturity Date and calculated as if it had accrued daily and capitalized quarterly.

o	Interest and fees for Tranche C:

▪	Interest: Interest will be accrued at LIBOR plus 15%, which will be payable on the Maturity Date, and will be calculated as if it had accrued daily and capitalized quarterly.

▪	Fees and other charges:

●	An Undrawn Commitment Fee equivalent to 0.5% per annum, which will be payable on the Maturity Date and calculated as if it had accrued daily and capitalized monthly.

●	A Closing Fee payable on the Maturity Date, equal to 2.0% of the committed amount of financing under Tranche C, calculated as if it had accrued on the date of the date of the first disbursement of the Tranche C loans.

●	An exit fee (the “Exit Fee”) payable on the Maturity Date, equivalent to 3.0% on the amount of principal due (including any interest, fees, or other amounts that have been or will be capitalized), as well as accrued and uncapitalized interest.

●	An additional fee of 6.0%, payable on the Maturity Date, on the sum of (i) the amount of principal due (including any interest, fees, or other amounts that have been or will be capitalized), as well as accrued and non-capitalized interest); and (ii) the amount resulting from applying the Exit Fee.

o	Use of Proceeds: Proceeds from both Tranches may be used to working capital and to other purposes approved by the Court.

o	Liquidity Requirement: The DIP Financing requires that LATAM maintains liquidity of at least US$ 400 million at a consolidated level.

o	Securities and preferences:

▪	In favor of all tranches of the DIP Financing with respect to other claims of LATAM and the entities of its business group that are subject to the Chapter 11 Proceeding (the “Subject Subsidiaries”).

▪	The credits under Tranche A will be senior to the credits under Tranche B (should the latter comes into effect). The credits under Tranche B will in turn be senior over the credits under Tranche C.

▪	The loans under the DIP Financing will be secured by (i) the joint and several liability of the Subject Subsidiaries, (ii) security interests to be created over certain assets under the laws of the jurisdictions in which they are located, and (iii) a general security interest to be created under the laws of the State of New York, United States of America, over assets of LATAM and the Subject Subsidiaries other than certain “Excluded Assets” and the “Carve-Out”. Excluded Assets include, among other things, aircraft owned or leased by LATAM and the Subject Subsidiaries, and the Carve-Out includes, among other things, certain funds to cover the expenses pf the Chapter 11 Proceeding.

▪	In addition, LATAM’s obligations to the creditors of the DIP Financing will have a super administrative preference recognized under Chapter 11 of the United States Bankruptcy Code with respect to the other liabilities of the Company and the Subject Subsidiaries prior to the commencement of the Chapter 11 Proceeding.

o	Other terms: DIP Financing contemplates other terms that are customary for financing operations of this nature, such as conditions for requesting disbursements, representations and warranties, covenants, mandatory prepayment events, other acceleration events and creditor coordination rules.

●	LATAM is awaiting the Court’s decision in response to the Revised DIP Financing Proposal.

Sincerely yours,

Roberto Alvo M.
CEO
LATAM Airlines Group S.A.

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